Mail Stop 3561

								August 19, 2005

BY U.S. MAIL and FACSIMILE  [ (315) 475 - 9616 ]

Mr. Paul R. Flanders
  Chief Financial Officer
CARROLS CORPORATION
968 James Street
Syracuse, New York  13203

	Re:	Carrols Corporation
		Item 4.01 Form 8-K
		Filed August 17, 2005
		File No. 1-6553

Dear Mr. Flanders:

	We have reviewed the above referenced filing for compliance with the requirements with respect to the Item 4.01 disclosures of the Form 8-K. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. An amendment to the Item 4.01 Form 8-K should be filed as indicated below.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Paul R. Flanders
Carrols Corporation
August 19, 2005
Page 2

Item 4.01 Changes in Registrant`s Certifying Accountant

1. We note the disclosure that the resignation of the former auditors, PricewaterhouseCoopers LLP ("PwC"), will occur following completion of services related to their review of your interim financial statements for the quarter ended July 3, 2005. As we assume that the resignation of PwC has occurred via the August 18, 2005 filing of the quarterly report on Form 10-Q for the period ended
July 3, 2005, an amendment to the Item 4.01 Form 8-K is to be filed within four business days of this Form 10-Q filing date. The amended
Item 4.01 Form 8-K should indicate whether there are any disagreements or reportable events through the Form 10-Q filing date, and also include an updated confirming auditors` letter, filed as
Exhibit 16.1.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


Paul R. Flanders
Carrols Corporation
August 19, 2005
Page 3

Closing

	You may contact the undersigned below at (202) 551-3328, or
in
her absence to Mr. Robert Benton, Senior Staff Accountant, at
(202)
551-3804, if you have questions regarding the above matters.


Sincerely,



								Beverly A. Singleton
								Staff Accountant

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